Exhibit 99.1

Management’s Discussion and Analysis

For the Three and Six Months End December 31, 2024

Contact Information :

SolarBank Corporation
505 Consumers Road, Suite 803
Toronto, ON M2J 4V8
Contact Person: Mr. Sam Sun, CFO
Email: info@solarbankcorp.com

The following Management Discussion and Analysis (“MD&A”) of the financial condition and results of operations of SolarBank Corporation. (“SUNN” or the “Company”) was prepared by management as of February 12, 2025 and was reviewed and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the interim consolidated financial statements of the Company and notes thereto for the three and six months ended December 31st, 2024. The information provided herein supplements but does not form part of the financial statements. All amounts are stated in Canadian dollars unless otherwise indicated.

Overview

Business Profile

SolarBank Corporation is incorporated in Ontario, Canada with its registered office located at 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9 and head office located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8. The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc, and in 2017 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries. The company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023. On February 14, 2024, the Company migrated its listing to Cboe Canada Exchange Inc. under the existing trading symbol “SUNN”. On April 8, 2024, the Company’s common shares commenced trading on the Nasdaq Global Market (“Nasdaq”) under the symbol “SUUN”.

The Company operates in the growing renewable energy sector that specializes in delivering solar and other renewable energy power plants in Canada and the United States of America. Throughout its years in business, the Company has worked to provide safe, reliable and low-cost solar power plants that would generate solar renewable electricity to: (a) address the growing requirements to reduce carbon emissions in the form of Solar Renewable Energy Credits (“SREC”); and (b) provide a cost competitive alternative to conventional electricity generation to further decarbonize the electricity grid.

As an established independent renewable and clean energy project developer and asset operator, the Company is engaged in the site origination, development, engineering, procurement and construction (“EPC”), operation and maintenance (“O&M”), and asset management of a solar power plants, whether electricity grid interconnected or behind-the-meter (“BTM”) solar photovoltaic power plants on roofs of commercial and/or industrial buildings, or ground-mount solar farms, community-scale or utility-scale in size. The solar power plants could be net metered or virtual net metered to supply renewable energy to a specific commercial and industrial customer, or supply the green energy to community solar subscribers, or sell the renewable power or SREC to utilities in order to meet their Renewable Procurement Standard (“RPS”) compliance requirement or large corporations in meeting their carbon emission reduction limits or Net-Zero targets, such as NZ2050 or NZ2035.

The Company continues to shift its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer (“IPP”). The Company focuses on organic growth and also evaluates M&A opportunities.

Development of the Business

USA

The Company is focused on its key markets in New York, Maryland and California. In New York, the Company expects to reach Permission to Operate (“PTO”) for a 3.7 megawatts of direct current (“MW DC”) project that the Company intends to retain ownership of, by Q3 FY2025 and reach PTO for three projects for Honeywell, totaling 21 MW DC by Q4 FY2025. Approximately 40 projects are under utility interconnection studies and permitting. In addition, the Company is working on site origination for potential community solar and utility scale solar projects.

Community solar needs state-level polices in order to thrive. The Company is monitoring certain potential markets such as Illinois, Pennsylvania, Michigan, Ohio and Virginia where legislation for community solar programs has been passed or is being proposed. In Pennsylvania, the development of the community solar projects will be subject to the final approval of House Bill 1842 by the State government of Pennsylvania.

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Canada

The Company is expected to finish the construction on a 1.4MW DC rooftop solar project in Alberta during FY2025. In addition, six projects in Nova Scotia are under utility interconnection studies and development work is ongoing. The company is actively developing the potential projects in Ontario, Alberta, and Nova Scotia.

The Company, in addition to its on-going business in Canada to provide operation and maintenance services of solar projects, is developing solutions to assist the real estate sector to achieve net zero greenhouse gas emissions focusing on small Feed-in-Tariff (“FIT”) solar projects, rooftop and ground mount installations.

After acquisition of Solar Flow-Through Funds Ltd. (“SFF”), including its pipeline of Battery Energy Storage System (“BESS”) projects, on July 8, 2024, the Company became the owner of the three separate BESS projects in Ontario. The three projects are expected to reach Notice to Proceed (“NTP”) in the third and fourth quarter of fiscal 2025.

The BESS Projects were awarded as part of a procurement process with the Ontario IESO known as “E-LT1”. Projects under the E-LT1 are expected to be operational no later than April 30, 2026. Each BESS project is expected to operate under a long term contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The Projects will also earn revenue from the energy and ancillary markets in Ontario. Each has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology.

With the acquisition of SFF, the Company is now responsible for securing the permits and financing required to complete the construction of the BESS Projects. In November 2024, the Company secured financial closing of a combined project loan in a principal amount of $25.8 million for two of the three BESS projects. The Company remains in discussion with a project finance lender for the financing for the third BESS project. The Company has commenced construction on one of the three BESS projects known as SFF-06. The other two BESS projects require final permits for construction.

Evlo Energy Storage Inc. (“Evlo”), a subsidiary of Hydro-Québec, is providing its EVLOFLEX battery energy storage systems (the “BESS Equipment”) for the three separate BESS Projects. As a result of the delays in obtaining permits for the BESS Projects, the Company has requested that Evlo delay the delivery of the BESS Equipment. Evlo has informed the Company that such delay will adversely affect Evlo’s performance under the agreement for the BESS Equipment and increases the cost of the BESS Equipment. The final implications of these delays on the contract price and schedule have not yet been ascertained. If the project schedule is delayed, it is possible that certain incentives from the Ontario government for completion of the BESS Projects by a target date will not be received. In addition, if the Company is unable to fully draw down on the $25.8 million loan, and secure a financing for the third BESS project to provide financing to make required payments to Evlo, Evlo may provide the Company with a notice of default which would have an adverse effect on the project schedule and costs.

Acquisitions

On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of up to $41.8 million in an all stock deal (the “SFF Transaction”). The SFF Transaction closed on July 8, 2024. Under the terms of the SFF Transaction, the Company has agreed to issue up to 5,859,561 common shares of SolarBank (“SolarBank Shares”) for an aggregate purchase price of up to $41.8 million, representing $4.50 per SFF common share acquired. The number of SolarBank Shares was determined using a 90 trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”).

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The consideration for the SFF Transaction also consisted of an upfront payment of approximately 3,575,632 SolarBank Shares and a contingent payment representing up to an additional 2,283,929 SolarBank Shares that will be issued in the form of contingent value rights (“CVRs”). The SolarBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, the independent valuator shall revalue the BESS portfolio and SolarBank shall then issue SolarBank Shares having an aggregate value that is equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by the independent valuator, plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 SolarBank Shares.

The acquisition of SFF continues the Company’s strategy of creating value for all stakeholders by growing its portfolio of cash-generating independent power producer assets. The Company will also expand into ownership of battery energy storage projects and electric vehicle charging stations, both are key components of net zero energy transition.

The Company closed the acquisition of SFF on July 8, 2024.

Recent Developments

Since the commencement of fiscal 2025, the Company achieved the following business objectives:

●	July 2024: The Company closed its acquisition of SFF. This transaction values SFF at up to $45M but the consideration payable excludes the common shares of SFF currently held by the Company.

●	July 2024: The Company announced an update on its 3.25 MW DC ground-mount solar power project located in the Town of Camillus, New York on a closed landfill. The project has now received its plan approval and special use permit from the town of Camillus.

●	July 2024: The Company advanced construction on the 1.4MW DC rooftop solar project in Alberta. Construction of the project is expected to be completed in the third quarter of fiscal year 2025.

●	August 2024: The Company announced that it intends to develop a 7 MW DC ground-mount solar power project known as the Oak Orchard project located in Clay, New York.

●	August 2024: The Company announced that it intends to develop a 6.41 MW DC ground-mount solar power project known as the East Bloomfield project located in East Bloomfield, New York.

●	September 2024: The Company announced that it intends to develop a 5.4 MW DC ground-mount solar power project known as the Boyle project located in Broome County, New York. The project is expected to employ agrivoltaics (the dual use of land for solar energy production and agriculture) including sheep grazing with a local agricultural partner.

●	September 2024: The Company announced that it intends to develop a 7 MW DC ground-mount solar power project known as the Hwy 28 project on a 45 acre site located in Middletown, Delaware County, New York.

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●	October 2024: The Company announced its plans to develop a 2.9 MW DC ground-mount solar power project known as the Silver Springs project on a site located in Gainesville, New York.

●	October 2024: The Company announced its plans to develop a 13.8 MW DC ground-mount solar power project known as the Grandview project on a site located in Lancaster Country, Pennsylvania.

●	October 2024: The Company announced its plans to develop a 7 MW DC ground-mount solar power project known as the Stauffer project on a site located in Lancaster Country, Pennsylvania.

●	October 2024: The Company announced its plans to develop a 7.2 MW DC ground-mount solar power project known as the North Main project on a site located in Wyoming County, New York

●	November 2024: The Company announced its plans to develop a 3.1 MW DC ground-mount solar power project known as West Petpeswick project (the “Project”) on a site located in Nova Scotia

●	November 2024: The Company announced its strategic expansion into the rapidly growing data center market. The Company does not presently have any contracts to develop or power a data center but it is in discussions with various other parties regarding potential data center opportunities and will provide details if an agreement to acquire or develop a data center is concluded. The development of any data center project is subject to identification of a suitable project site, receipt of required permits, entry into contracts for construction and the use of the data center, the availability of third-party financing arrangements for the Company and the risks associated with the construction of a data center. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for renewable energy, which could result in future projects no longer being economic.

●	November 2024: The Company secured project financing in the form of a loan in a principal amount of $3 million.

●	November 2024: The Company secured financial closing of a combined project loan in a principal amount of $25.8 million with Royal Bank of Canada (“RBC”) as Lenders, Administrative Agent and Collateral Agent for the Lenders. The loan, on a non-recourse basis, will be used for the construction, operation and maintenance of two 4.99 MW BESS projects to be located in Ontario.

●	December 2024: The Company entered into agreement with Qcells, through an affiliate, to sell four ground-mount solar power projects that are under development in upstate New York representing 25.58 MW. The projects will be developed as four separate solar power projects. The Company will now continue to build the Projects for Qcells to commercial operation via EPC agreements. The sale of the projects and EPC agreement have a total value of approximately US$49.5 million. The Company also expects that it will retain an operations and maintenance contract for the projects following the completion of construction.

●	January 2025: The Company announced that first BESS project located in Ontario is expected to commence construction during the week of February 10, 2025. The project is known as SFF-06 and is located in Cramahe, Ontario.

February 2025: The Company announced an update on the development of two projects located on industrial brownfield sites located in Skaneateles, New York which is in the Finger Lakes Region of New York, in Onnodaga County. The Company intends to develop two ground-mount community solar projects across this site with a capacity of 14.4 MW DC. The projects have achieved a development milestone in receiving positive interconnection results via a completed Coordinated Electric System Interconnection Review (CESIR). Now that the Company has received a positive interconnection determination, the next step is completing the permitting process for the Projects which is already underway.

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Selected Quarterly Information

The following table shows selected financial information for the Company for the three and six month periods ended December 31, 2024 and 2023 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements as at December 31, 2024 and audited consolidated financial statements as at June 30, 2024, and related notes.

The condensed interim consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) and are expressed in Canadian dollars.

For the three months ended December 31	2024 $	2023 $
Revenue	4,096,264	18,643,805
Revenue – EPC	520,642	18,429,025
Revenue – development	2,171,457	67,668
Revenue – IPP production	1,390,665	122,622
Revenue – O&M and other services	13,500	24,490
Cost of goods sold	(2,787,774)	(16,142,366)
Net income	(2,098,553)	(15,507)
Earning (loss) per share	(0.07)	(0.00)

For the six months ended December 31	2024 $	2023 $
Revenue	20,101,585	26,325,066
Revenue – EPC	12,475,031	24,042,040
Revenue – development	2,171,457	2,079,418
Revenue – IPP production	5,422,481	137,518
Revenue – O&M and other services	32,616	66,090
Cost of goods sold	(14,241,730)	(21,486,425)
Net income	(1,857,441)	2,023,461
Earning (loss) per share	(0.06)	0.08

	December 31, 2024 $	June 30, 2024 $
Total assets	185,344,598	39,225,861
Total current liabilities	34,743,453	13,388,850
Total non-current liabilities	87,752,194	7,112,710

The following discussion addresses the operating results and financial condition of the Company for the three and six months ended December 31, 2024 compared with the three and six months ended December 31, 2023.

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Result of Operations

Three and six months ended December 31, 2024 compared with the three and six months ended December 31, 2023

Trend

In fiscal 2025, the Company continues to focus on scaling its business model by growing its pipeline and advancing its EPC projects in the US and continued development activities for projects in both US and Canada. It is expected that the Company’s revenue will keep growing in fiscal 2025 as three projects (total of 21 MW DC) in the US progress to PTO this fiscal year. In addition, the Geddes Project (currently owned by the Company) and phase 1 of 261 Township (owned by a third party) are expected to finish construction and reach PTO in fiscal 2025.

The net income for the three months ended December 31, 2024 decreased by $2,083,026 compared to the net income for the three months ended December 31, 2023 with $2,098,533 net loss recognized during the second quarter of 2025 as compared to a net loss of $15,507 for the second quarter of 2024.

The net income for the six months ended December 31, 2024 decreased by $3,880,902 compared to the net income for the six months ended December 31, 2023 with $1,857,441 net loss recognized during the period in 2025 as compared to a net income of $2,023,461 for the same period in fiscal 2024. See below for further details on the quarterly variations.

Key business highlights and projects updates in FY2025

●	Existing projects

Name	Location	Size (MWdc/MWh)	Timeline	Milestone	Current Status
Geddes	New York, USA	3.7	Q3 FY2025	Reach PTO (permission to operate)	Construction started in September 2023. This is the largest US solar project to date to be owned by the Company
Settling Basins - 1	New York, USA	7.0	Q4 FY2025	Reach PTO (permission to operate)	EPC project. Construction started in November 2023
Settling Basins - 2	New York, USA	7.0	Q4 FY2025	Reach PTO (permission to operate)	EPC project. Construction started in November 2023
Settling Basins - 3	New York, USA	7.0	Q4 FY2025	Reach PTO (permission to operate)	EPC project. Construction started in November 2023
261 Township	Alberta, Canada	1.4	Q3 FY2025	Reach PTO (permission to operate)	It’s the first phase of a total 4.2MW project. Engineering and procurement started in April 2024, and construction started in July 2024.
SFF06 (BESS)	Ontario, Cananda	Discharge: 4.74 Storage: 18.96	Q1 FY2026	Reach PTO (permission to operate) and secure financing for construction.	EPC project. EPC agreement entered Oct. 3, 2023. Mobilization is expected to start in February 2025

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●	Projects under development

Name	Location	Size (MWDC)	Timeline	Milestone	Expected Cost	Cost Incurred	Sources of Funding	Current Status
261 Township	Alberta, Canada	4.2	Q3 FY2025	NTP	800,000	-	Equity financing, working capital	Phase 1 construction started in July 2024. Interconnection for Phase 2 is being prepared to submit after the interconnection agreement is executed for phase 1 with Fortis.
Hardie	New York, USA	7.0	February 2024	NTP	1,450,000	1,458,961	Equity financing, working capital	The project has been sold to Qcells in December 2024.
6882 Rice Road	New York, USA	6.4	February 2024	NTP	3,500,000	1,823,604	Equity financing, working capital	The project has been sold to Qcells in December 2024.
Gainesville	New York, USA	7.0	April 2025	NTP	2,700,000	258,164	Equity financing, working capital	The project has been sold to Qcells in December 2024.
SUNY	New York, USA	28.0	December 2025	Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee	2,900,000	212,310	Equity financing, working capital	The interconnection application to New York Independent System Operator has been accepted into the new cluster study program. The project will move on to the customer engagement window, which will list any project physical infeasibility screens and a scooping meeting for the phase 1 study.
NS Projects	Nova Scotia, Canada	31.0	December 2025	NTP	900,000	198,990	Equity financing, working capital	The Company is preparing the application package for the Community Solar Program.
Oak Orchard	New York, USA	7.0	June 2025	NTP	1,900,000	1,151	Equity financing, working capital	The project is under interconnection study.
Boyle	New York, USA	5.4	June 2025	NTP	1,150,000	16,619	Equity financing, working capital	The project is under interconnection study
Camillus	New York USA	3.2	March 2025	NTP	2,775,500	2,853,545	Equity financing, working capital	The project received interconnection approval and is in the final stage of the permitting process.
Hwy 28	New York USA	7.0	May 2025	NTP	1,600,000	1,007,611	Equity financing, working capital	The project has been sold to Qcells in December 2024.
Silver Springs	New York USA	2.9	December 2025	NTP	1,300,000	15,468	Equity financing, working capital	The project is under interconnection study.
Grandview	Pennsylvania, USA	13.8	December 2025	NTP	1,500,000	-	Equity financing, working capital	The Company has secured a lease over the project site and will continue to work to complete the next steps in permitting, interconnection and securing the necessary financing for construction of the project.
Stauffer	Pennsylvania, USA	7.0	December 2025	NTP	1,250,000	1,079	Equity financing, working capital	The Company has secured a lease over the project site and will continue to work to complete the next steps in permitting, interconnection and securing the necessary financing for construction of the project.
North Main	New York, USA	7.2	December 2025	NTP	1,250,000	14,389	Equity financing, working capital	The project is under interconnection study.
Skaneateles	New York, USA	14.4	June 2025	NTP	2,330,000	383,270	Equity financing, working capital	The project received interconnection approval and is in the final stage of the permitting process.

During the quarter certain projects that were previously disclosed were cancelled as follows:

●	The site in Black Creek, NY representing 3.2 MW DC that was announced on May 6 2024. Development was discontinued due to high interconnection costs, which impacted the project’s overall financial viability.
●	Projects in the Orleans County representing 30 MW that were announced on April 22, 2024. These projects were cancelled due to the costs associated with the Coordinated Electric System Interconnection Review (CESIR), which rendered these projects financially unsustainable.

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Revenue

The Company’s revenue is mainly from EPC services, Development fees and O&M services.

	Three Months Ended December 31			Six Months Ended December 31
	2024	2023	Change	2024	2023	Change
EPC services	520,642	18,429,025	(17,908,383)	12,475,031	24,042,040	(11,567,009)
Development fees	2,171,457	67,668	2,103,789	2,171,457	2,079,418	92,039
IPP Production	1,390,665	122,622	1,390,665	5,422,481	137,518	5,284,963
O&M and other services	13,500	24,490	(10,990)	32,616	66,090	(33,474)
Total Revenue	4,096,264	18,643,805	(14,547,541)	20,101,585	26,325,066	(6,223,481)

The following table shows the significant changes in revenue from 2023

	Three months	Six months	Explanation
EPC services	(17,908,383)	(11,567,009)	EPC revenue is recognized based on percentage of completion method. Decrease due to later part of construction stage reached for the Settling Basins projects in Q2.

In FY25, $9.3M earned from Settling Basins projects and $2.3M earned from 261 Township. In Q2 FY25, $599k earned from 261 Township.

			In FY24, $6.5M earned from Manlius, $9.6M earned from Settling Basins, and $7.5M earned from BESS projects. In Q2 FY24, $9.6M earned from Settling Basins and $7M earned from BESS projects.
Development fees	2,103,789	92,039	In Q2 FY25, all revenue earned from membership interest for 4 projects sold. In FY24, $68k earned from BESS development work in Q2 and $2M earned from Settling Basins in Q1.
IPP Production	1,390,665	5,284,963	The revenue for the six months ended December 31, 2024 consists of $5.0M earned from SFF facilities and $0.4M from OFIT GM & OFIT RT. For comparative period ended December 31, 2023 the only IPP production revenue was from US1 and VC1. With the closing of the SFF Transaction the Company’s recurring IPP production revenue has increased significantly.

O&M and other services	(10,990)	(33,474)	No significant changes
Total	(14,547,541)	(6,223,481)

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Expenses

Expenses consist of expenditures related to cost of services provided and costs to develop new projects, as well as corporate business development and administrative expenses.

Expenses	Three Months Ended December 31			Six Months Ended December 31
	2024	2023	Change	2024	2023	Change
Cost of goods sold	(2,787,774)	(16,142,366)	13,354,592	(14,241,730)	(21,486,425)	7,244,695
Operating expense:
Advertising and promotion	(138,661)	(974,893)	836,232	(587,011)	(1,478,702)	891,691
Consulting fees	(913,325)	(449,624)	(463,701)	(1,848,329)	(756,674)	(1,091,655)
Depreciation	(17,527)	(16,840)	(687)	(42,066)	(29,325)	(12,741)
Insurance	(193,207)	(88,012)	(105,195)	(405,066)	(127,258)	(277,808)
Listing fee	(12,744)	-	(12,744)	(12,744)	-	(12,744)
Office, rent and utilities	(165,478)	(131,195)	(34,283)	(459,264)	(210,388)	(248,876)
Professional fees	(596,927)	(483,216)	(113,711)	(1,683,436)	(627,357)	(1,056,079)
Repairs and maintenance	(38,191)	(41,796)	3,605	(78,631)	(46,847)	(31,784)
Salary and Wages	(484,421)	(275,335)	(209,086)	(908,382)	(477,416)	(430,966)
Stock based compensation	(42,684)	(220,519)	177,835	(155,932)	(650,099)	494,167
Travel and events	(284,144)	(126,971)	(157,173)	(341,688)	(171,234)	(170,454)
Total operating expenses	(2,887,309)	(2,808,401)	(78,908)	(6,522,549)	(4,575,300)	(1,947,249)
Total Expenses	(5,675,083)	(18,950,767)	13,275,684	(20,764,279)	(26,061,725)	5,297,446

The following table shows the significant changes in expenses from 2023:

	Three months	Six months	Management Commentary
Cost of goods sold	13,354,592	7,244,695	Consistent with the decrease in revenues.
Operating expense:
Advertising and promotion	836,232	891,691	Reduced marketing expense during the first half of FY2025 comparing to increase in spending in FY2024 preparing for Nasdaq listing.
Consulting fees	(463,701)	(1,091,655)	Consulting rates were increased and one additional internal consultant hired as the Controller. In additional payments to Advisory Board members starting FY2025.
Depreciation	(687)	(12,741)	Increase related to additional office space rented starting Dec. 2023.
Insurance	(105,195)	(277,808)	Insurance was higher due to increased activity and higher director and officer insurance premiums following completion of the Nasdaq listing. Increase also affected by higher revenue and new companies acquired.
Listing fees	(12,744)	(12,744)	Cboe costs.
Office, rent and utilities	(34,283)	(248,876)	Increase in rent and maintenance costs due to new IPP facilities acquired.
Professional fees	(113,711)	(1,056,079)	Increase due to audit fees, consulting fees relating to exploring investor markets, due diligence work on acquisitions (in particular the SFF acquisition), and filing fees.
Repairs and maintenance	3,605	(31,784)	Repair work on OFIT GM and OFIT RT facilities.
Salary and Wages	(209,086)	(430,966)	Increase in employee salaries at various rates and payment of board remuneration.
Stock based compensation	177,835	494,167	Employee stock compensation all vested Nov 2024.
Travel and events	(157,173)	(170,454)	Increase due to more travel and seminars activities in FY2025 to grow the Company’s pipeline.
Total operating expenses	(78,908)	(1,947,249)
Total Expenses	13,275,684	5,297,446

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Other Income (Expense)

For the three months ended December 31, 2024, the Company had other loss of $13,702 compared to other income of $363,853 for the three months ended December 31, 2023. Other loss for the three months ended December 31, 2024 consists mainly of a foreign exchange loss of $22,432 and other income of $8,730. Other income for the three months ended December 31, 2023 consists mainly of bad debt recovery of $267,740, gain from acquisition of non-controlling interest of Solar Alliance Energy DevCo of $195,893, foreign exchange loss of $111,865 and other income of $12,084.

For the six months ended December 31, 2024, the Company had other income of $80,988 compared to other income of $1,735,690 for the six months ended December 31, 2023. Other income for the six months ended December 31, 2024 consists mainly of foreign exchange gain of $13,132 and other income of $67,856. Other income for the six months ended December 31, 2023 consists mainly of bad debt recovery of $1,462,752, gain from acquisition of non-controlling interest of $195,893, foreign exchange gain of $30,317 and other gain of $46,728.

Net Income (Loss)

The net loss for the three months ended December 31, 2024 was $2,098,533 for loss per share of $0.07 based on 30,989,790 outstanding shares versus net income of $15,508 for loss per share of $0.00 based on 27,039,075 outstanding shares for the comparative period.

The net loss for the six months ended December 31, 2024 was $1,857,441 for loss per share of $0.06 based on 30,724,579 outstanding shares versus net income of $2,023,459 for earning per share of $0.08 based on 26,922,629 outstanding shares for the comparative period.

Legal Matters and Contingencies

The Company is subject to the following legal matters and contingencies:

(1)	In June 2022, a group of residents filed an Article 78 lawsuit against the Town of Manlius, New York, over solar panel project on town property. The lawsuit was filed challenging the approval of the Manlius landfill. The Company, in cooperation with the town, is vigorously defending this suit. Two proceedings were filed and both proceedings were dismissed, but the Petitioners have appealed the first proceeding. The Petitioners still have time to appeal the second dismissal, but an injunction against the on-going construction of the solar project was denied in the second proceeding. Due to the Petitioners failure to succeed in any of the proceedings to date, management has assessed that the cases do not represent a material threat to the Company.

(2)	On December 2, 2020, a Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and SFF (collectively the “Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “Defendants”). Plaintiffs seek damages from the Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. If the claim is successful, 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 8.3% to the legal claim. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions. No amounts are recognized in the interim consolidated financial statements with respect to this claim.

(3)	On January 29, 2021, a second Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and SFF (collectively the “Plaintiffs”) against the MOE, the IESO, and Greg Rickford, as Minister of the MOE (collectively the “Defendants”). The Plaintiffs seek damages from the Defendants in the amount of $260 million in lost profits, $26.9 million in development costs, and $50 million in punitive damages for breach of contract and breach of duty of good faith and fair dealing resulting in the wrongful termination of 133 FIT contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 0.7% to the legal claim. This second Statement of Claim is separate and in addition to the first Statement of Claim filed. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions, including a motion to consolidate the two actions into a single action. No amounts are recognized in the interim consolidated financial statements with respect to this claim.

(4)	On December 2, 2020, SFF filed a legal claim to seek damages in the amount of $15 million for breach of contract against the IESO. Discovery and examinations for the legal claim occurred in November 2021. This matter has been settled for a payment of $1,000,000 paid from IESO to SFF.

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(5)	On June 16, 2022, approximately 165 modules were damaged by windstorm and will be replaced by new ones. 4 inverters were damaged and will be replaced by new ones. SFF received a letter from the 328 Passmore landlord’s counsel in August 2023 that the rooftop is 95% repaired, but that they still owe $400,000 to the roofers. SFF cannot install the system until it receives confirmation that the structural integrity is sufficient for the system. SFF had been planning to move forward with examinations for discovery this fall but have delayed this due to recent health concerns and commitments of its team members who will attend the examinations.

(6)	The Landlord of a SFF solar power project in Ontario refused to give SFF the access to the site for regular maintenance. SFF and the landlord attended a court hearing on June 5, 2023. The landlord requested that the hearing be adjourned so that he would have more time to retain counsel, and the judge issued a court order so that SFF could access the property on June 9, 2023 for maintenance activities. Since then, respective counsel has been in correspondence so that SFF could schedule semi-annual maintenance, the most recent of which occurred on June 27, 2024.

Summary of Quarterly Results

Description	Q2 December 31, 2024 ($)	Q1 September 30, 2024 ($)	Q4 June 30, 2024 ($)	Q3 March 31, 2024 ($)

Revenue	4,096,264	16,005,321	7,977,121	24,074,947
Income (Loss) for the period	(2,098,533)	241,092	(9,099,845)	3,499,241
Earning (Loss) per share (basic and diluted)	(0.07) (basic and diluted)	0.01 (basic) 0.01 (diluted)	(0.34) (basic and diluted)	0.13 (basic) 0.09 (diluted)

Description	Q2 December 31, 2023 ($)	Q1 September 30, 2023 ($)	Q4 June 30, 2023 ($)	Q3 March 31, 2023 ($)

Revenue	18,643,805	7,681,261	9,245,267	706,856
Income (Loss) for the period	(15,507)	2,038,968	(1,076,836)	3,064,872
Income (Loss) per share (basic and diluted)	(0.00) (basic and diluted)	0.08 (basic) 0.05 (diluted)	(0.06) (basic and diluted)	0.11 (basic) 0.09 (diluted)

Historical quarterly results of operations and income per share data do not necessarily reflect any recurring expenditure patterns or predictable trends except for the fact that seasonally the Company’s third quarter typically has the smallest amount of revenue due to winter conditions that are less favorable for construction and lead to reduce solar power generation; however, this can fluctuate based on project locations and development timelines. The Company’s revenues fluctuate from quarter to quarter based on the timing of recognition of revenue which is dependent on the stage of the various solar power projects under development . The revenues for the quarter ended December 31, 2024 was lower due to reduced revenue from EPC services as projects were substantially completed and new projects that have been sold did not yet achieve revenue recognition. The closing of the transaction with Qcells concluded during the quarter will provide revenue from EPC services that will be recognized over the next several quarters. Refer to “Results of Operations” for additional discussion.

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Liquidity and Capital Resources

The following table summarizes the Company’s liquidity position:

As at	December 31, 2024 $	June 30, 2024 $
Cash	13,762,703	5,270,405
Working capital(1)	(1,109,987)	4,240,999
Total assets	185,344,598	39,225,861
Total liabilities	122,495,647	20,501,560
Shareholders’ equity	62,848,951	18,724,301

(1)	Working capital is a non-IFRS financial measure with no standardized meaning under IFRS, and therefore it may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations of non-IFRS financial measures to the most directly comparable IFRS measures see “Non-IFRS Financial Measures”.

To date, the Company’s operations have been financed from cash flows from operations, debt financing and equity financing. While the Company presently has a working capital deficit it has assessed that based on its reasonable assumptions, it will have sufficient working capital to continue operation for the next twelve months. The assumptions are based on forecasts related to revenues, expenditures and financing activities.

As it relates to revenues, the main components are revenue from IPP operations, revenue from EPC operations and revenue from development fees for projects that are sold. The Company is able to predict its revenue from IPP operations based on past performance of its existing asset base. The transaction with Qcells and current project schedule allow the Company to reasonably predict its revenues from EPC operation and development fees.

As it relates to operating expenses, the Company is able to forecast its expenses based on historical operations and assumptions about future activities. The Company has estimated operating expenses at an average of approximately $820,000 per month.

As it relates to financing the Company has access to equity financing (as disclosed below) and debt financing (as disclosed below). The Company will continue to identify financing opportunities, including equity issuances, in order to provide additional financial flexibility and execute on the Company’s growth plans. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

To assist with potential liquidity needs, the Company has filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada. The Shelf Prospectus will enable the Company to make offerings of up to $200 million of common shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus remains valid.

The nature, size and timing of any such financings (if any) will depend, in part, on the Company’s assessment of its requirements for funding and general market conditions. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities.

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In addition. The Company has entered into an equity distribution agreement (the “Distribution Agreement”) with Research Capital Corporation (the “Agent”) to establish an at-the-market equity program (the “ATM Program”). The Company may issue up to $15,000,000 of common shares of the Company (the “ATM Offered Shares”) from treasury under the ATM Program. The ATM Offered Shares will be issued by the Company to the public from time to time, through the Agent, at the Company’s discretion. The ATM Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the ATM Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from any sales of ATM Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

As it relates to debt financing, as disclosed above, the Company has secured a $25.8 million debt facility for two of the three BESS projects and it has assumed it will be able to draw down on this facility. The Company is in discussions with a project finance lender for the financing for the third BESS project and has assumed this will be concluded and financing will be available during the current fiscal year. The Company has also secured from Seminole Financial Services, LLC an initial US$2,600,000 construction to mini-perm loan for the Geddes Project and it has assumed it will be able to draw down on this loan during the current fiscal year. Finally, the Company has secured a US$1 million line of credit with M&T Bank that is available to draw down on a revolving basis.

The Company’s cash is held in highly liquid accounts. No amounts have been or are invested in asset-backed commercial paper.

The chart below highlights the Company’s cash flows:

For six months ended	December 31, 2024 $	December 31, 2023 $
Net cash provided by (used in)
Operating activities	1,305,247	26,744,582
Investing activities	(1,086,162)	(1,858,720)
Financing activities	8,213,141	(192,364)
Increase (decrease) in cash, cash equivalents, and restricted cash	8,492,298	24,165,493

Cash flow from operating activities

The Company has positive cash flow of $1,305,247 from operating activities during the six months ended December 31, 2024, while the Company generated $26,744,582 in cash from operating activities during the same period ended December 31, 2023. The Company generated cash of $1,706,854 from the operational activities and used $401,607 for the change of working capital during the six months ended December 31, 2024, while the Company generated cash of $2,559,616 from the operational activities and generated $24,184,966 for the change of working capital during the six months ended December 31, 2023.

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Cash flow from financing activities

The Company generated cash of $8,213,141 from financing activities during the six months ended December 31, 2024, while the Company used cash of $192,364 cash during the same period ended December 31, 2023. The cash generated in financing activities for the six months ended December 31, 2024 was driven by reception of long-term loan of $8,352,232 and short-term loans of $4,399,000, proceeds from broker warrants exercised of $41,250, proceeds from stock options exercise of $39,375, and proceeds from issuance of common shares of $314,618. This was offset by repayment of lease obligation of $483,733, long-term loan principal payment of $2,549,608 and long-term loans interest payment of $1,899,993. The cash usage in financing activities for the six months ended December 31, 2023 was driven by repayment of long-term debt of $203,223 and payment of lease obligation of $52,050. This was offset by cash generation from issuance of common shares for net proceeds of $21,659 and proceeds from broker warrants exercised of $41,250.

Cash flow from investing activities

The Company generated cash of $1,086,162 in investing activities during the six months ended December 31, 2024, while the Company generated cash of $3,199,165 from investing activities during the same period ended December 31, 2023. The cash generated for the six months ended December 31, 2024 consists of cash from SFF of $9,810,570 and GIC redemption of $1,920,000. Offset by cash used in development asset of $11,016,732, GIC purchase of $1,300,000 and related parties of $500,000. The cash used for the six months ended December 31, 2023 includes acquisition of property, plant and equipment of $42,908, acquisition of development asset of $5,596,634, purchase of partnership units of $2,465,000, and purchase of non-controlling interest of $95,333, offset by net cash of $11,155 received from acquisition and redemption of GIC of $6,330,000.

Contractual Obligations

Below is a tabular disclosure of the Company’s contractual obligations as at December 31, 2024:

	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	$62,974,941	$4,968,457	$12,576,382	$23,102,969	$22,327,133
Operating Lease Obligations	10,892,476	487,896	1,884,850	1,858,697	6,661,033
Loan payable	5,880,105	5,880,105	-	-	-
Other Long-term liabilities	6,307,159	-	6,307,159	-	-
Due to related parties	934,328	934,328
Purchase Obligations	1,694,526	1,694,526	-	-	-
Accounts Payable and Accrued Liabilities	19,510,980	19,510,980	-	-	-
Total	$108,194,515	$33,476,292	$20,768,391	$24,961,666	$28,988,166

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Capital Transactions

During the six months ended December 31, 2024, the Company issued the following shares:

i.	On July 8, 2024, the Company closed the acquisition of SFF with payment of 3,575,632 SolarBank common shares.

ii.	On September 24, 2024, 55,000 broker warrants were exercised to purchase common shares at $0.75 per share.

iii.	On October 7, 2024, 41,707 Common Shares issued to former SFF directors after closing of acquisition.

iv.	On October 11, 2024, 120,000 employee stock options exercised resulting in issuance of 110,448 Common Shares.

v.	On December 19, 2024, 7,500 RSU’s were exercised to convert to 7,500 common shares.

vi.	During October to December 2024, the Company sold a total of 86,293 Common Shares through at-the-market offerings at an average price of US$2.59 ($3.79) per share for gross proceed of $327,294.

Capital Structure

The Corporation is authorized to issue an unlimited number of common shares. The table below sets out the Company’s outstanding common share and convertible securities as of December 31, 2024 and as of the date of this MD&A:

Security Description	December 31, 2024	Date of report
Common shares	31,067,655	31,805,701
Warrants	7,818,000	7,698,000
Stock options	2,639,000	2,639,000
Restricted share units	257,500	407,500
Contingent value rights(1)	2,283,929	2,283,929

(1)	See description of the Contingent Value Rights under the heading “Overview – Development of the Business – Acquisitions”.

The following table reflects the details of warrants issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding warrants
03-Oct-2022	10-Jun-2027	$0.10	2,500,000
01-Mar-2023	01-Mar-2026	$0.75	198,000
01-Mar-2023	01-Mar-2028	$0.50	5,000,000
			7,698,000
Weighted average exercise price			$0.38

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The following table reflects the details of options issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding options
04-Nov-2022	04-Nov-2027	$0.75	2,639,000

The following table reflects the details of RSUs issued and outstanding as of the date of this MD&A:

Date granted	Vesting Date	Outstanding RSUs
4-Nov-2022	02-Aug-2023	250,000
13-Mar-2023	12-Mar-2025	7,500
13-Jan-2025	15-Feb-2025	50,000
13-Jan-2025	15-Mar-2025	50,000
13-Jan-2025	15-Apr-2025	50,000
		407,500

Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	December 31, 2024	June 30, 2024
Long-term debt -non-current portion	$58,006,484	$4,379,169
Shareholders’ Equity	$62,848,951	$18,724,301

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets. See “Liquidity and Capital Resources” above for a discussion regarding the Company’s working capital position.

No changes have occurred to capital management from the prior year.

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Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

Transactions Between Related Parties

As at December 31, 2024, included in trade and other payable was $48,506 (June 30, 2024- $124,125) due to directors and other members of key management personnel.

As at December 31, 2024, included in Due to related parties balance was $934,328 relating to amount due to Berkley Renewables Inc which has a director that is also a director for the Company.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the three and six months ended December 31, 2024 and 2023 were as follows:

	Three Months Ended December 31,
	2024	2023
Short-term employee benefits	$619,161	$303,029
Share-based compensation	$72,160	$105,938

	Six Months Ended December 31,
	2024	2023
Short-term employee benefits	$1,322,387	$610,628
Share-based compensation	$144,321	$286,484

Short-term employee benefits include consulting fees and salaries made to key management.

Transactions with related parties, are described above, were for services rendered to the Company in the normal course of operations, and were measured based on the consideration established and agreed to by the related parties. Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

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Critical Accounting Estimates and Policies

The preparation of the consolidated financial statements in accordance with IFRS as issued by IASB requires management to make estimates and assumptions that affect the amounts reported on the consolidated interim financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 3 of the audited consolidated financial statements for the year ended June 30, 2024.

Changes in Accounting Policies

New accounting policies adopted subsequent to the audited consolidated financial statements for the year ended June 30, 2024 is as follows:

(a) Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and for which discrete financial information is available. The Company’s chief executive officer regularly reviews the operating results of each operating segment to make decisions about resources to be allocated to the segment and assess its performance. In determining operating segments, the Company considers the nature of product and services provided. Refer to note 24 to the accompanying financial statements for more details.

Financial Instruments and Other Instruments (Management of Financial Risks)

Fair value

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

The Company has variable interest rate loans with interest rate swap to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments. The fair value of the interest rate swap is based on discounting estimate of future floating rate and fixed rate cash flows for the remaining term of the interest rate swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty. The fair value of the interest rate swap are determined using Level 2 inputs.

The carrying amounts of cash, short-term investments, trade and other receivables, unbilled revenue, trade and other payables and loan payable approximate their fair values due to the short-term maturities of these items. The carrying amounts of long term debt, lease liabilities and other long-term liabilities approximate their fair value as they are discounted at the current market rate of interest.

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Credit risk

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Utility deposits are made to local government utility with high creditworthiness. Cash has low credit risk as it is held by internationally recognized financial institutions.

Concentration risk and economic dependence

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable.

Six months ended December 31, 2024	Revenue	% of Total Revenue
Customer A	$9,253,582	64%
Customer B	$2,414,445	12%
Customer G	$2,495,197	12%
Customer H	$2,171,457	11%

Six months ended December 31, 2023	Revenue	% of Total Revenue
Customer A	$11,659,809	44%
Customer C	$5,024,401	19%
Customer D	$2,507,976	10%
Customer E	$6,550,519	25%

Three months ended December 31, 2024	Revenue	% of Total Revenue
Customer B	$626,948	15%
Customer G	$670,228	16%
Customer H	$2,171,457	53%

Three months ended December 31, 2023	Revenue	% of Total Revenue
Customer A	$9,648,059	52%
Customer C	$5,081,531	27%
Customer D	$2,531,928	14%

December 31, 2024	Account Receivable	% of Account Receivable
Customer A	$1,165,579	12%
Customer H	$5,952,071	62%

June 30, 2024	Account Receivable	% of Account Receivable
Customer F	$531,456	48%

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Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term loan, obtained from acquisition of OFIT GM, OFIT RT and SFF, have a fixed rate which is achieved by entering into interest rate swap agreement.

The Company held the Geddes loan which is subject to interest rate risk due to variable rate. A change of 100 basis points in interest rates would have increased or decreased interest amount (added to the loan principal balance) of $13,884 (USD$9,649).

Non-IFRS Financial Measures

The Company has disclosed certain non-IFRS financial measures and ratios in this MD&A, as discussed below. These non-IFRS financial measures and non-IFRS ratios are widely reported in the renewable energy industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-122”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working Capital

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets net of current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

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As at	December 31, 2024	June 30, 2024
	$	$
Current assets	33,633,466	17,629,849
Current liabilities	34,743,453	13,388,850
Working capital	(1,109,987)	4,240,999

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	Income tax expense;
●	Finance costs;
●	Amortization and depletion;
●	Fair value gain/loss;
●	Unrealized foreign exchange gain/loss;
●	Non-recurrent gain/loss

Adjusted EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. Adjusted EBITDA excludes the impact of non-cash costs of financing activities, income taxes, depreciation of property, plant and equipment, amortization of intangible asset, fair value gain on derivative contracts, unrealized foreign exchange, and other non-recurring activities. Other companies may calculate Adjusted EBITDA differently.

	Three months ended December 31,		Six months ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Net income (loss) per financial statements	(2,098,533)	(15,507)	(1,857,441)	2,023,461
Add:
Depreciation expense	17,527	16,840	42,066	29,325
Depreciation included in COGS	1,524,968	32,480	3,008,283	41,973
Interest (income)/expense, net	696,477	50,645	1,279,358	(8,443)
Income tax and Deferred income tax expense	(164,413)	21,753	641,065	(15,987)
Fair value change (gain)/loss	(26,052)	-	(644,688)	-
Other (income)/expense	13,702	(363,853)	(80,988)	(1,735,690)

Adjusted EBITDA	(36,324)	(257,642)	2,387,655	334,639

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Disclosure Controls and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

Management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for the design of the Company’s disclosure controls and procedures in order to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The Chief Executive Officer and Chief Financial Officer have certified that they have designed disclosure controls and procedures (or caused them to be designed under their supervision) and they are operating effectively to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to them by others within those entities as of December 31, 2024.

Internal Control Over Financial Reporting

The Company maintains a system of internal controls over financial reporting, as defined by National Instrument 52- 109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safe-guarded and financial information is accurate and reliable and in accordance with IFRS. During the period ended December 31, 2024, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitation of Controls and Procedures

Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Risk Factors

Readers are cautioned that the risk factors discussed above in this MD&A are not exhaustive. Readers should also carefully consider the matters discussed under the heading, “Forward Looking Information”, in this MD&A and under the heading, “Risk Factors”, in the Company’s Annual Information Form for the year ended June 30, 2024 and filed on SEDAR+ at www.sedarplus.ca.

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Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of Canadian and United States securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this MD&A contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s expectations about its liquidity and sufficiency of working capital for the next twelve months of operations; the Company’s growth strategies the expected energy production from the solar power and BESS projects mentioned in this MD&A; the reduction of carbon emissions; the receipt of incentives for the projects; the details of the transaction with Qcells; the timelines and milestones associated with the Company’s development pipeline; the details of the Company’s planned expansion into the data center industry; the expected value of EPC Contracts; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements represent only as of the date of this MD&A.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. In making the forward looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the ability to secure a contract with a data center partner; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any public health threats; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

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